SCHNEIDER WEINBERGER & BEILLY, LLP

2200 Corporate Boulevard, N.W.

Suite 201

Boca Raton, Florida 33431

telephone (561) 362-9595

telecopier (561) 361-9612

email: jim@swblaw.net

April 18, 2008

‘CORRESP’

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Tom Kluck, Legal Branch Chief
Kristina Aberg

Re:	China Direct, Inc. (the “Company”)
Registration Statement on Form S-3
File No. 333-150145

Ladies and Gentlemen:

We are counsel to the Company in connection with the above-referenced filing. The Company is in receipt of the staff’s letter of comment dated April 17, 2008. The Company has filed Amendment No. 1 to the Registration Statement on Form S-3 in response to the staff’s comments. Following are the Company’s responses to such comments; under separate cover the Company is delivering hard copies of such filing marked to show the changes and keyed to the staff’s comments.

Registration Statement Cover Page

1.

Please revise the cover page to your registration statement so as to indicate by check mark whether you are a large accelerate filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company, as required by Form S-3. For your reference, definitions are set forth in Rule 12b-2 of the Exchange Act.

RESPONSE: The cover page of Amendment No. 1 has been revised as requested.

Signatures, page II-4

2.	Please refile the signature page so that Ms. Yi (Jenny) Liu is signing the registration statement in her individual capacity and not only on your behalf. See Instruction 1 to Signatures on Form S-3.

RESPONSE: The signature page of Amendment No. 1 has been revised as requested.

We trust the foregoing is fully responsive to the staff’s comments. We will contact Ms. Aberg subsequent to the filing of Amendment No. 1 to confirm that the Company can submit its request for effectiveness of the Registration Statement.

Sincerely,

/s/ James M. Schneider

cc:	Mr. David Stein